Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

FILED PURSUANT TO NATIONAL INSTRUMENT 51-102

1.                                      Name and Address of Company

Oromin Explorations Ltd. (“Oromin”)

Suite 2000, Guinness Tower

1055 West Hastings Street

Vancouver, B.C. V6E 2E9

2.                                      Date of Material Change

October 4, 2013.

3.                                      News Release

The news release attached hereto as Appendix “A” was issued by Oromin through Marketwire and also filed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.comon October 4, 2013.

4.                                      Summary of Material Change

Oromin announced that it had completed the previously announced plan of arrangement (“Arrangement”) with Teranga Gold Corporation (“Teranga”) whereby, among other things, Teranga acquired all of the issued and outstanding common shares of Oromin (the “Oromin Shares”) that it did not already own.

See also the news release attached hereto as Appendix “A”.

5.                                      Full Description of Material Change

Oromin announced that it had completed the previously announced plan of Arrangement with Teranga whereby, among other things, Teranga acquired all of the issued and outstanding Oromin Shares that it did not already own.

Under the terms of the Arrangement, former shareholders of Oromin received the same consideration of 0.60 of a common share of Teranga for each Oromin Share as was offered under Teranga’s prior offer that was completed on August 6, 2013.

It is expected that the common shares of Oromin will be delisted from the TSX on or about October 8, 2013.

See also the news release attached hereto as Appendix “A”.

6.                                      Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.                                      Omitted Information

Not applicable.

8.                                      Executive Officer

Further information regarding the matters described in this report may be obtained from Kathy Sipos, Vice President, Investor & Stakeholder Relations of Teranga Gold Corporation, who is knowledgeable about the details of the material change and may be contacted at 416-594-0000 or ksipos@terangagold.com.

9.                                      Date of Report

October 4, 2013.

APPENDIX “A”

NEWS RELEASE

TERANGA COMPLETES ACQUISITION OF OROMIN

Toronto and Vancouver, Canada:  October 4, 2013 — Teranga Gold Corporation (“Teranga”) (TSX and ASX:TGZ) and Oromin Explorations Ltd. (“Oromin”)(TSX:OLE and OTC/BB:OLEPF) today announced that Teranga has completed the acquisition of all of the issued and outstanding common shares of Oromin (the “Oromin Shares”) that it did not already own by way of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia). Under the terms of the Arrangement, former shareholders of Oromin are entitled to receive the same consideration of 0.60 of a common share of Teranga for each Oromin Share as was offered under Teranga’s prior offer that was completed on August 6, 2013. It is expected that the common shares of Oromin will be delisted from the TSX on or about October 8, 2013.

Pursuant to Rule 12h-6(a) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), Oromin intends to file a Form 15F, as soon as practicable on or after today with the United States Securities and Exchange Commission (“SEC”) to voluntarily terminate the registration of the Oromin common shares under Section 12(g) of the Exchange Act as well as Oromin’s reporting obligations under Section 13(a) of the Exchange Act.  Upon the filing of the Form 15F, Oromin’s reporting obligations under the Exchange Act will be suspended immediately and will terminate no more than 90 days after the filing, barring any objections from the SEC.

This news release contains certain statements that constitute forward-looking information and forward-looking statements within the meaning of applicable securities laws (collectively, “forward-looking statements”).  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Teranga and Oromin, or developments in Teranga’s and Oromin’s business or in the gold industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include all disclosure regarding possible events, conditions or results of operations that is based on assumptions about, among other things, future economic conditions and courses of action.  The words “poised”, “gives”, “expect”, “its vision”, “plan”, “support”, “assist”, “commit to”, “will not”, “intend”, “intends to” and similar expressions identify forward looking statements.  Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances.  Teranga and Oromin caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made.  The risks and uncertainties that may affect forward-looking statements include, among others:  economic market conditions, anticipated costs and expenditures, government approvals, and other risks detailed from time to time in Teranga’s and Oromin’s filings with Canadian provincial securities regulators.  Forward- looking statements included herein are based on Teranga management’s and Oromin management’s current plans, estimates, projections, beliefs and opinions, and, except as required by law, Teranga and Oromin do not undertake any obligation to update forward- looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.  Nothing in this news release should be construed as either an offer to sell or a solicitation to buy or sell Teranga securities.

About TERANGA

Teranga is a Canadian-based gold company listed on the Toronto Stock Exchange (TSX: TGZ) and Australian Securities Exchange (ASX: TGZ). Teranga is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development.

Teranga’s mission is to create value for all of its stakeholders through responsible mining. Its vision is to explore, discover and develop gold mines in West Africa, in accordance with the highest international standards, and to be a catalyst for sustainable economic, environmental and community development. All of its actions from exploration, through development, operations and closure will be based on the best available techniques.

About OROMIN

Oromin Explorations Ltd. (TSX:OLE and OTC/BB:OLEPF) is a growth-oriented resource company focused on exploring the Sabodala gold belt in Senegal, West Africa. The company is managed by experienced industry professionals with a track record of discovery.

To date, Oromin has been focused on advancing the OJVG Gold Project in Senegal, which is comprised primarily of the Masato and Golouma deposits, located adjacent to Teranga’s Sabodala mine/mill in Senegal.  To find out more about Oromin Explorations Ltd., visit www.oromin.com.

Teranga Gold Corporation

Oromin Explorations Ltd.

For further information please contact:

Kathy Sipos, Vice-President, Investor & Stakeholder Relations

T: +1 416-594-0000 | E: ksipos@terangagold.com